CAPITAL RESOURCE FUNDING, INC.

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />2212 Lantern Way Circle

Cornelius, North Carolina28031

(704) 564-1676

<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

July 20, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D. C. 20549-0404

ATTN:    Chris Windsor, Esq.

               Senior Attorney

               Office of Emerging Growth Companies

Re:          Capital Resource Funding, Inc.

Form SB-2 filed August 16, 2004; Amended October 25, 2004;

Amended December 23, 2004; Amended February 11, 2005;

Amended March 14, 2005; Amended May 26, 2005;

Amended June 30, 2005; Amended July 20, 2005

               File Number:  333-118259

Gentlemen:

Thank you for your comment letter dated July 14, 2005 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2.  We have filed our revised Amendment No. 7 to Form SB-2/A (the “Form SB-2/A”) of Capital Resource Funding, Inc. (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.  Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also sent a clean and marked copy to the staff of the Commission by overnight courier.

Cover Page

1.                  Revise the cover page to include the information called for by Item 501(a)(9)(iii) and (iv).

            Response 1:   We have revised the Front Cover of the Prospectus to disclose those items, where applicable, which are set forth in Item 501(a)(9)(iii) and (iv) of Regulation S-B, as the Staff has requested.  We have not disclosed our information in the optional tabular format provided by Item 501(a)(9)(iv), because such information is summarized clearly in the text of the Front Cover of the Prospectus.

Risk Factors

2.                  Add a risk factor that discussed the risk that since you will not have an escrow account, the company will have access to an investor’s funds immediately and that a shareholder may be one of only a few investors in a company which may continue to need capital to begin and expand its operations.

            Response 2:   As requested, we have added a risk factor on page 13 of the prospectus that discusses the risk to a potential investor arising from the fact that we do not have an escrow account for this offering and the fact that there is no minimum purchase amount.

Plan of Distribution

3.                  Revise this section to disclose the information you discussed in your response to prior comment 6.

            Response 3:   We have revised the Plan of Distribution on page 18 of the prospectus to disclose the information about Mr. Koran that was previously represented to the Staff in our Comment Response Letter dated June 30, 2005, relating to the exemption afforded by Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

Please let us know if you have any further questions.  We would appreciate if you would advise us when a request for acceleration pursuant to Rule 461 under the Securities Act of 1933 is appropriate.

Sincerely,

David R. Koran,

President

cc:  Harold H. Martin, Esq.

DRK/mm

Enclosures